EXHIBIT 21

Subsidiaries of Vie Financial Group, Inc.

Name	State or Other Jurisdiction of Incorporation
Universal Trading Technologies Corporation	Delaware
Electronic Market Center, Inc.	Delaware
Vie Securities, LLC	Delaware
REB Securities, Inc.	Delaware
Vie Institutional Services, Inc.	Delaware
Ashton Technology Canada, Inc.	Canada